UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48931

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bay Crest Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 42nd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angelo DiLeo	(212) 480-1400	adileo@baycny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Mulligan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bay Crest Partners, LLC _____, as of 12/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *William Mulligan Jr*

Title: CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BAY CREST PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2025

BAY CREST PARTNERS, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Bay Crest Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

Whippany, New Jersey
March 30, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	7,221,464
Due from Broker		12,383,889
Commissions Receivable		8,804,760
Securities owned at fair value		3,217,297
Other Assets		595,656
Operating Lease Right-of-Use Asset		620,629
Total assets	$	32,843,695

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses (Note 8)	$	18,554,668
Soft Dollar Payables (Note 2)		165,243
Operating Lease Liability		620,629
Total liabilities		19,340,540
Member's Equity (Note 6)		13,503,155
Total liabilities and member's equity	$	32,843,695

The accompanying notes are an integral part of the financial statements.

Note 1 - Nature of business

Bay Crest Partners, LLC (the "Company") is a broker-dealer registered with the Securities & Exchange Commission ("SEC") for which it received approval on January 24, 1996 and a member of the Financial Industry Regulatory Authority ("FINRA") since its approval on August 31, 2007.

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting brokerage business and it is a member in good standing with both the National Futures Association ("NFA") and the New York Stock Exchange for the year ended December 31, 2025.

Freedom Holdings Group, LLC, a limited liability company (the "Parent") is a New York State company formed in 2008 and is the 100% owner of the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. In addition the Company is exempt from Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C. F. R. 240.17a-5 due to the Company not carrying of or for customers, does not carry PAB accounts (as defined under Rule 15c3-3), and does not directly or indirectly receive, hold, or otherwise owe funds or securities.

Note 2 - Summary of Significant Accounting Policies

a) **Basis of Presentation**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) **Revenue Recognition from Contracts with Customers**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company enters into contracts with customers with respect to the execution services provided to customers. Customers are charged a commission each time they enter into a buy or sell transaction. Commissions and related clearing charges are recorded on a trade date basis because that is when the underlying financial instrument and counterparties are identified, pricing is agreed upon and risks of ownership transfer to the customer.

The Company also permits certain customers to allocate a portion of their commissions to pay for research and other services provided by third party vendors ("soft dollar arrangements"). Soft dollar commissions and related expenses are recorded when the Company pays an invoice on behalf of its customer. The Company has determined itself to be acting as an agent under the soft dollar arrangement and records commissions on soft dollar transactions net of related expenses.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2025 and December 31, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contact is recognized when the performance obligation is satisfied.

There are no contract liabilities as of January 1, 2025 and December 31, 2025.

The Company's outstanding commissions receivable as of January 1, 2025 were $7,179,596.

Disaggregation of revenue, for the year ended December 31, 2025, can be found on the accompanying statement of operations. The Company recognizes revenue to depict the transfer of promised goods or services to customers in statement of operations.

The Company segregates its cash in accordance with all regulations and there is a deposit in the soft dollar bank account totaling $67,217 as of December 31, 2025.

Note 2 - Summary of Significant Accounting Policies (Continued)

c)   **Income Taxes**

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for New York City Unincorporated Business Tax ("UBT") based on Company income, where applicable.

The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated return.

The Company is a single-member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income laws. The Company's sole member is subject to New York City UBT, but the Company is a disregarded entity for tax purposes. All revenues and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer, a UBT tax accrual was not required as of December 31, 2025.

The Company accounts for uncertainties in income taxes under the provisions of Financial Accounting Standards Board ("FASB") ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim

d)   **Cash, Cash Equivalents and Concentration of Credit Risk**

The Company considers demand deposited money market funds to be cash equivalents since they are highly liquid and have a maturity of 90 days or less at the date of purchase. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company had balances exceeding FDIC insured limits at December 31, 2025 of $6,721,464. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

e)   **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, "Fair Value Measurements and Disclosure", defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair value derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair value derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair value derived from inputs which are not observable in markets.

f)   **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g)   **Leases**

The Company accounts for leases in accordance with ASC 842, "Leases". The Company recorded a right-of-use ("ROU") asset and lease liability during the year ended December 31, 2025. At lease commencement, the Company recognizes an ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term.

The discount rate used to measure the lease liability is the rate implicit in the lease, if readily determinable; otherwise, the Company uses its incremental borrowing rate. Because the implicit rate in the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date. The incremental borrowing rate represents the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

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Note 2 - Summary of Significant Accounting Policies (Continued)

g) **Leases (Continued)**

The Company has elected, by class of underlying asset, not to recognize right-of-use assets and lease liabilities for short-term leases with a term of 12 months or less at lease commencement that do not include a purchase option that the Company is reasonably certain to exercise. Lease costs associated with short-term leases are recognized on a straight-line basis over the lease term.

Certain lease agreements require the Company to make variable payments related to its proportionate share of property taxes, insurance, and common area maintenance. These variable lease payments are not included in the measurement of lease liabilities and are recognized as expense when incurred.

Note 3 - Marketable Securities Owned

Marketable securities consist of securities at quoted market values, as illustrated below:

	Securities Held
Equities	$ 3,145,104
	$ 3,145,104

	Total	Industry	Fair Value Measuring Using		
			Quoted Prices in active Markets identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable inputs (Level 3)
Equities	$ 95,345	Services	$ 95,345		
Equities	$ 565,320	Energy	$ 565,320		
Equities	$ 762,292	Financial	$ 762,292		
Equities	$ 219,674	Healthcare	$ 147,481		$ 72,193
Equities	$ 332,196	Consumer	$ 332,196		
Equities	$ 1,242,470	Technology	$ 1,242,470		
Total	**$ 3,217,297**		**$ 3,145,104**		**$ 72,193**

As of December 31, 2025, the Company held common shares in private operating company received for investment banking/advisory services in 2022. The Company utilized a market approach; subject company transaction method that calculates the implied total value of an enterprise by accounting for all share class rights and preferences, as of the date of the latest financing in 2022, and adjusted for changes at the underlying company, industry and the economy since the closing of the financing round. The total equity value implied by this market adjusted transaction was then applied in the context of an option pricing model to determine the value of each class of the private company's shares. The Company determined the fair value to be $1.47 per common share.

Inputs

	December 31, 2025
Risk-free interest rate	3.67%
Expected term remaining (years)	3.5
Volatility used in model	85%
Series C share issue price	3.41
Discount for lack of marketability	40%

	Level 3 Security
Fair Value as of December 31, 2024	$ 54,462
Unrealized gain	$ 17,731
Fair Value as of December 31, 2025	$ 72,193

Note 4 - Due from Broker

The Company has entered into an agreement with a clearing Broker to clear the Company's trades on a fully disclosed basis in connection with the execution and clearance of securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit with the Clearing Broker. The deposit is refundable, if, and when, the Company ceases doing business with the Clearing Broker. Due from Broker on the statement of financial condition arises from this arrangement. As of December 31, 2025, the deposit amounted to $1,900,000.

Note 5 - Guarantees

Guarantees
FASB ASC 460, "Guarantees", requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Note 5 - Guarantees (Continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counter-parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6 - Profit Sharing

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. There was no profit sharing contribution for 2025. There was no balance outstanding as of December 31, 2025.

Note 7 - Financial statement with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to honor their obligations to the Company, and the Company's ability to liquidate the collateral at an amount equal to the original contractual amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers actively by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, where necessary.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting topic, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The allowance of credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Note 8 - Related Party Transactions

Pursuant to an expense sharing agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. For the year ended December 31, 2025, the Company incurred charges of $17,400,000 under the Agreement. As of December 31, 2025, there were no amounts outstanding under the Agreement.

During the year ended December 31, 2025, the Parent made capital contributions to the Company through the forgiveness of certain intercompany balances.

In addition, the Company was allocated rent expense of $724,486 from the Parent for the year ended December 31, 2025.

As of December 31, 2025, the Company had two loans outstanding to employees totaling $180,000. These loans were issued on May 19, 2025 and December 2, 2025, respectively, and are repayable at the discretion of the Company.

The terms of these related party transactions may not be the same as those that would have been obtained in transactions with unaffiliated third parties.

BAY CREST PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025 the Company had Net Capital of $9,044,029 which was $7,796,035 in excess of its required net capital of $1,247,994. The Company's net capital ratio was 206.99%.

Note 10 - Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of Accounting Standards Update ("ASU") 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income and total assets as presented in the accompanying financial statements to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, retaining profits in the Company or making distributions. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 11 - Commitments and Contingencies

The Company is involved in contingent matters incidental to its ordinary course of business. In management's opinion, none of these items would have a material effect on the Company's financial position.

The Company leases office space under a noncancelable operating lease agreement. The lease commenced on May 1, 2025 and expires on July 31, 2030. The lease contains scheduled rent increases of approximately 3% annually and includes an initial three-month rent-free period at the beginning of the lease term.

The Company accounts for leases in accordance with ASC 842, "Leases". At lease commencement, the Company recognizes a ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term.

At December 31, 2025, the Company recorded the following amounts related to its operating lease:

	December 31, 2025
Operating lease right-of-use asset	$620,629
Operating lease liability	$620,629

For the year ended December 31, 2025, the Company recognized operating lease cost of $94,612, which is included in rent expense in the accompanying
The weighted-average remaining lease term was 4.6 years and the weighted-average discount rate was 4.5%.
Future minimum lease payments under the operating lease as of December 31, 2025 are as follows:

Year	Amount
2026	$ 142,079
2027	146,341
2028	150,732
2029	155,253
2030	92,628
Total lease payments	**687,033**
Less imputed interest	(66,404)
Total lease liabilities	**$ 620,629**

Note 12 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2026 and March 30, 2026 which is the date of the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

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